THE COMPANIES LAW, 5759-1999

ARTICLES

of

CROW TECHNOLOGIES 1977 LIMITED

(the “Company”)

1.	INTERPRETATION AND DEFINITIONS

1.1	In these Articles each term specified below shall have the definition appearing beside it, except if the context otherwise dictates.

Action	A legal action, whether by act or omission.

Annual Meeting	An annual meeting pursuant to Section 60 of the Law.

Auditor	The Auditor appointed by the Company to audit the Financial Reports of the Company and express his opinion with respect thereto.

Bonus Shares	Shares issued by the Company to its Shareholders entitled thereto, without consideration.

Class Meeting	A meeting of a class of Shareholders.

Controlling Person	A Shareholder that is able to direct the activities of the Company, except if that ability results only from the position of a Director or Officer of the Company. It is presumed that a Shareholder controls the Company if he holds 50% or more of (i) the voting rights in the Annual Meeting; or (ii) the right to appoint Directors; or (iii) the right to appoint the General Manager of the Company.

Counting of Votes	In accordance with the voting rights attached to the Shares or the number of Directors, provided, however, that in counting votes of Shareholders or of Directors, the Shareholders or Directors abstaining, as the case may be, will not be taken into account.

Convertible Security	A Security that may be converted into or exercised into shares.

Debenture	A document issued by the Company which evidences the existence of a financial obligation owed by the Company and defines its term; except for promissory notes and bills of exchange issued by the Company in the course of its business.

Director	A member of the Board of Directors of the Company and a person who actually serves as a Director notwithstanding his title.

Dividend	Any assets given by the Company to a Shareholder by virtue of his right as a Shareholder whether in cash or in any other form whatsoever, including by way of transfer without an equally valuable consideration, except bonus shares.

Dormant Shares	1.	Shares which were forfeited; or

	2.	Shares of the Company acquired by the Company; or

	3.	Shares of the Company acquired by a Subsidiary or other legal entity controlled by the Company; or

	4.	Shares acquired contrary to the provisions of the Law by an Extraordinary Tender Offer or shares acquired when there is an obligation to conduct an Extraordinary Tender Offer without having done so; or

	5.	Shares acquired contrary to the Law in a Full Tender Offer or shares acquired when there is an obligation to conduct a Full Tender Offer without having done so; or

	6.	Shares acquired by a Shareholder holding in excess of 90% of the shares of the Company.

Extraordinary Meeting	General Meeting which is not an Annual Meeting.

Extraordinary Tender Offer	A Tender Offer which will result in:

(1)	The Offeror will become a Shareholder of 25% or more of the total voting rights of the Company if no other Shareholder has at least that many of shares; or

(2)	The shareholding of the Offeror will exceed 45% of the voting rights of the Company if no other Shareholder holds in excess of 50% of the voting rights of the Company.

Extraordinary Transaction	(1)	a transaction which is not in the ordinary course of business of the Company; or

(2)	a transaction which is not at market conditions; or

(3)	a transaction which may materially influence the profitability, assets or obligations of the Company.

Full Tender Offer	A tender offer which will result in a Shareholder owning in excess of 90% of the shares of the Company or of a class of shares.

General Meeting	A General Meeting of the Shareholders.

Granting a Release	Granting a Release to an Officer from his liability to damages due to breach of duty of care to the Company.

Holding; Purchasing	Alone or together with others, directly or indirectly, through a trustee, a trust company, a nominee company or any other fashion; with respect to holding or acquiring by a Company, also by a Subsidiary or an affiliate thereof and with respect to holding or purchase by an individual, the individual and his family living with him or who is being supported by the other, shall be deemed one person.

Holding or purchasing together with others - holding or purchasing in cooperation between two or more persons pursuant to a written or oral agreement and, without derogating from the generality of the aforesaid, the following will be deemed as holding or jointly purchasing:

1.	a Company together with an Interested Person therein or together with an affiliate thereof;

2.	a person whose business is holding or trading securities for others together with his customer or a member of his family who does not reside with him and neither supports the other, for whom he holds the securities and manages them pursuant to a power of attorney which grants him discretion with respect to voting rights.

Interested Person	1.	A Substantial Shareholder; or

2.	A person who has the authority to appoint one or more of the Directors of the Company; or

3.	A person who has the authority to appoint the General Manager of the Company; or

4.	A person who serves as a Director of the Company; or

5.	A person who serves as the General Manager of the Company.

The Law	The Company Law, 5759-1999.

A Material Action	An action which may materially effect the profitability, assets or obligations of the Company.

Merger	A transfer of all of the assets and liabilities including contingent liabilities, future, known and unknown of the Company to another Company ("Receiving Company") which as a result thereof, the Company is wound up; or a transfer of all of the assets and liabilities as aforesaid of another Company ("Target Company") to the Company as a result thereof the Target Company is wound up.

TheOffice	The registered office of the Company.

Officer	(1) A Director of the Company; or (2) the General Manager of the Company; or (3) the Chief Operating Officer of the Company; or (4) the Deputy General Manager of the Company; or (5) the Vice-General Manager of the Company; or (6) any person who fulfills a position as aforesaid even if he holds a different title; or (7) another Manager of the Company who reports directly to the General Manager of the Company.

Parent Company	A Company that holds 50% or more of the issued share capital of the Company.

Personal Interest	A personal interest of a person in an Action or a Transaction of the Company, including a Personal Interest of his relative and/or of a legal entity which he or his relative are interested parties therein, except a Personal Interest resulting from the mere holding of shares in the Company provided, however, that an Officer will not be deemed as having a Personal Interest in a Transaction between the Company and a wholly owned and controlled Subsidiary by virtue of his being an Officer in both Companies.

Private Placement	An offer to issue securities of the Company that is not an offer to the public.

Presence of the Shareholder in the General Meeting	Presence of a Shareholder in person or by proxy.

Relative	A spouse, brother or sister, parent, grandparent, descendent or descendent of spouse or the spouse of any of the aforesaid.

Secured Debenture	A Debenture in which the obligations of the Company are secured by a charge upon some or all of the Company's assets, except a caution.

Security	Including a share, debenture, certificate of participation or a right to acquire, convert, exercise or sell any of the aforesaid, whether registered or bearer.

A Series of Debentures	2 (two) Debentures or more that are equal in rank with respect to the monetary obligation and the security for payment.

Share Certificate	A certificate which specifies the name of the Shareholder and the number of shares owned by him.

Share Deed	A deed which specifies that the bearer thereof is the owner of Bearer Shares of the Company.

Shareholder	1.	A person who is registered as a Shareholder in the Shareholders Register; or

2.	a person who is the bearer of a Share Deed; or

3.	any other person who is a Shareholder according to the Law.

Shareholders Register	The registry in which the Shareholders of the Company are registered.

Subsidiary	A company in which the Company holds 50% or more of the issued paid-up share capital or of the voting rights or a company that the Company may appoint half or more of the Directors or may appoint the General Manager.

Substantial Private Placement	(1)	A Private Placement to a Substantial Shareholder whereby his Holdings in the Securities of the Company will increase; or

(2)	A Private Placement to a person, including a Shareholder, whereby he will become a Substantial Shareholder. As to Holdings - Convertible Securities held by that person or which will be issued to him will be considered as if exercised or converted.

Substantial Shareholder	A Shareholder who owns 5% or more of the issued share capital or the voting rights of the Company.

Tender Offer	An offer to acquire shares made to the Shareholders of the Company.

Terms of Service	Terms of serving as a Director and/or terms of employment of a Director in other positions with the Company in addition to his serving as a Director.

Transaction	(1)	a contract; or

(2)	an agreement; or

(3)	a unilateral decision of the Company to grant a right or other benefit.

1.2	Terms and words not defined in these Articles will be intepreted in accordance with the Law in force at the time these Articles come into force unless the context otherwise prescribes.

1.3	Matters specified in singular will include plural and vice versa.

1.4	Matters specified in masculine will include the feminine and vice versa.

2.	THE NAME OF THE COMPANY

In English: Crow Technologies 1977 Ltd.

3.	THE OBJECTS OF THE COMPANY AND ITS PURPOSE

3.1	The Company may conduct any legal business.

3.2	The purpose of the Company is to operate in accordance with business considerations to maximize its profits. The Company may take into consideration, inter alia, the interests of its creditors, employees and the public interest.

3.3	The Company may contribute a reasonable amount for a worthy cause as resolved by the Board of Directors, even if the contribution is not within the framework of its business considerations.

4.	THE REGISTERED SHARE CAPITAL OF THE COMPANY

4.1	The registered share capital of the Company is NIS 1,250,000, divided into 5,000,000 Ordinary Shares of NIS 0.25 each.

4.2	The rights attached to the Ordinary Shares will be the same, and each ordinary fully paid-up share will be entitled to one vote at the General Meeting.

4.3	The Company may, by resolution adopted by a simple majority of the Shareholders voting at the General Meeting, increase the registered share capital of the Company and may cancel registered share capital that has not been issued if there is no undertaking of the Company, including a contingent undertaking, to issue those shares.

4.4	The Company may, by a resolution adopted by a simple majority of the Shareholders voting at the General Meeting, increase its registered share capital in a class of shares as resolved by the Company and attach different rights to each class including special rights and/or different rights from those attached to the existing shares, including redeemable shares, deferred shares, etc..

4.5	The Company may, by resolution adopted by a simple majority of the Shareholders voting at a General Meeting, consolidate and/or redistribute the share capital of the Company to shares without any par value and/or to shares with a higher or lower par value and/or to different classes of shares.

5.	LIABILITY OF THE SHAREHOLDERS

5.1	The liability of a Shareholder for the obligations of the Company is limited to payment of the amount (including the premium) for which the shares were issued to him but not less than the par value of the shares issued to him, except in the event that the shares were issued to him lawfully for a consideration which is below the par value and then his liability is limited to payment of the consideration for which the shares were issued to him.

5.2	The Company may not alter the liability of the Shareholder or obligate the Shareholder to acquire additional shares without his consent.

6.	THE ARTICLES AS A CONTRACT

These Articles are a contract between the Company and its Shareholders and amongst the Shareholders.

7.	AMENDING THE ARTICLES

7.1	A Company may amend these Articles as specified below, except as otherwise provided by the Law:

(a)	Amending these Articles which requires a Shareholder to acquire additional shares or to increase the scope of his liability to the Company will not be binding without the consent of the Shareholder.

(b)	Any other amendment to these Articles shall be adopted by resolution of a simple majority of the Shareholders voting at a General Meeting.

7.2	An amendment of a provision of these Articles, except changing the name of the Company and/or the objectives of the Company, will become effective on the date the resolution is adopted, unless it is otherwise specified in the resolution.

7.3	If there are several classes of shares in the Company, no amendment to the Articles can be made that will adversely affect the rights of any class of shares, without a resolution being adopted by a simple majority of the shareholders of the said class that voted at an Extraordinary Meeting.

7.4	A Company may not amend a provision which requires a special majority to amend or to change these Articles except by a resolution of the General Meeting adopted by that majority.

8.	THE RIGHTS AND OBLIGATIONS OF THE SHAREHOLDERS

8.1	General

The rights and obligations of a Shareholder are as specified in these Articles and/or the Law and/or under any other law.

9.	TRANSACTIONS WITH AN OFFICER AND WITH A CONTROLLING PERSON

9.1	General
(a)	In this Article 9, except if the context specifies otherwise: “Controlling Person” means:
(1)	A Controlling Person, including:
(2)	A Shareholder holding 25% or more of the voting rights in the General Meeting if no other Shareholder holds in excess of 50% of the voting rights in the Company; or
(3)	Two or more Shareholders in the Company, each of which has a Personal Interest in the approval of an Extraordinary Transaction will be deemed to jointly hold the shares which they own.

(b)	The Company may enter into a transaction as specified below with an Officer and/or a Controlling Person or with another person with respect to which the Officer and/or the Controlling Person have a Personal Interest provided that the following two cumulative conditions are met:

(1)	The transaction does not adversely affect the interests of the Company; and
(2)	The transaction was approved as specified below.

(c)	An Officer and/or a Controlling Person who knows that he has a Personal Interest in an existing or proposed transaction of the Company shall disclose to the Company without delay and not later than at the meeting of the Board of Directors in which the transaction is first discussed, the substance of his Personal Interest including every material fact or document. The aforesaid will not apply when the Personal Interest results only from the existence of the Personal Interest of a relative in a transaction which is not an Extraordinary Transaction. An Officer who failed to disclose his Personal Interest as aforesaid shall be deemed to have breached his duty of loyalty. A Controlling Person who failed to disclose his Personal Interest shall be deemed to have breached his duty of fairness.

(d)	An interested party who knows that he has a Personal Interest in a material Private Placement will disclose, without delay, to the Company, the substance of his Personal Interest including any material fact or document. An interested party who breached his duty to disclose as aforesaid may be sued by the Company for compensation with respect to any damages caused to it as a result of failure to make that disclosure.

(e)	A Shareholder participating in a vote in a General Meeting to approve a transaction and/or agreement and/or a Private Placement which is a Substantial Transaction with a Controlling Person shall notify the Company prior to the vote at that meeting or if the vote is by proxy on the proxy card, if he has a Personal Interest in the approval of the transaction or not and if he does not advise he will not vote and his vote will not be counted.

9.2	Approval of Transactions and Agreements

A transaction with an Officer and/or with a Controlling Person, which is not an Extraordinary Transaction , and a transaction as aforesaid with another person that an Officer and/or a Controlling Person has a Personal Interest therein, must be approved by the Board of Directors, or by any other person or persons that were designated by the Board of Directors for either a specific transaction, or a general authorization, or within a framework of procedures that were established for types of transactions or for a certain type of transaction.

9.3	Approvals of the Board of Directors and the Audit Committee

(a)	A Director that has a Personal Interest in a resolution with respect to an Extraordinary Transaction, or a resolution with respect to his Terms of Service, which is brought to the Audit Committee or the Board of Directors, will not attend the meeting and will not participate in the vote of the Audit Committee and the Board of Directors. Notwithstanding the aforesaid, a Director may be present and vote in the Audit Committee meeting if the majority of the members of the Audit Committee have a Personal Interest in the transaction. He may also be present and vote at the Board of Directors meeting if a majority of the Directors have a Personal Interest in the transaction. If most of the Directors in the Board of Directors have a Personal Interest in the approval of such Transaction, then the Transaction also requires approval at the General Meeting.

(b)	A resolution of the Audit Committee and/or of the Board of Directors as stated above shall be adopted by a majority of the Directors participating in the vote.

9.4	Approvals in the General Meeting

(a)	Resolution of General Meeting pertaining to a Controlling Person.
Resolution of General Meeting to approve an Extraordinary Transaction and/or agreement with respect to a Controlling Person and/or a liaison with a Controlling Person who has an Extraordinary Transaction with another person who has a Personal Interest, will be adopted by a Special Majority in accordance with the Law and/or in accordance with any other Law.

(b)	Resolution to Approve a Transaction or other agreement.
A Resolution of the General Meeting to Approve transactions or other agreement, shall be adopted by a majority vote of shareholders participating in a General Meeting in connection with the subject, without taking into consideration the abstained votes.

10.	LIABILITY OF AN OFFICER, INSURANCE AND INDEMNIFICATION

10.1	Duty of Care

(a)	An Officer is obligated to a duty of care to the Company as specified in the Law.

(b)	Granting a Release

(1)	The Company may grant an Officer, in advance, a Release from his liability in whole or in part, for damages as a result of breach of his duty of care to the Company, as detailed below.

(2)	The Company is not allowed to and may not waive the liability of an Officer with respect to breach of his duty of care from any of the following:

(i)	a breach of his duty of care which was done willfully or recklessly; or

(ii)	an action with the intent to unlawfully achieve personal gain; or

(iii)	a penalty or a fine levied upon him.

(c)	Approval of Release

Approval of a release (with respect to the above) will be granted in accordance with the Law and/or with all other Laws.

10.2	Obligation of Loyalty

(a)	An Officer has a duty of loyalty to the Company in accordance with the Law.

(b)	Approval of an Action

The Company may approve an action by an Officer which the Law defines as a breach of obligation of loyalty, provided it is carried out under the following conditions:

(1)	The Officer acted in good faith and the action or its approval do not adversely affect the interests of the Company.

(2)	The Officer disclosed to the Company a reasonable time prior to the discussion of the approval, the substance of his Personal Interest in the action including all material facts and documents.

Approval of the action of the Officer as stated above will be made in accordance with the Law and/or in accordance with all other Laws.

10.3	Insurance

(a)	The Company may enter into an insurance contract to ensure the liability of an Officer with respect to a duty imposed upon him by virtue of his being an Officer, with respect to any of the aforesaid:

(1)	Breach of duty of care to the Company, or to another person;

(2)	Breach of the duty of loyalty to the Company, provided the Officer acted in good faith and had reasonable grounds to assume that the action will not adversely affect the interests of the Company.

(3)	A financial obligation imposed upon the Officer to the benefit of another person.

(b)	The Company is prohibited from entering into an agreement to insure the liability of an Officer, as aforesaid with respect to any of the following:

(1)	Breach of duty of loyalty except as specified in sub-Section 10.3(a)(2) above;

(2)	Breach of duty of care which was done willfully or recklessly;

(3)	An Action taken with the intent to unlawfully achieve a personal gain;

(4)	A penalty or a fine levied upon him.

(c)	Approval of Insurance

Approval for insuring the liability of an Officer is granted in accordance with the Law and/or in accordance with all other Laws.

10.4	Indemnification

(a)	The Company may indemnify an Officer retrospectively;

(b)	The Company may undertake in advance to indemnify an Officer, provided that the undertaking will be limited as follows:

(1)	to types of occurrences which, in the Board of Directors’ opinion, can be foreseen at the time of giving the undertaking for indemnification; and

(2)	to an amount which the Board of Directors determined as being reasonable under the circumstances.

(c)	The Company may indemnify an Officer as aforesaid with respect to an obligation or expenses, as specified below, imposed upon him as a result of an Action taken by virtue of his being an Officer:

(1)	A financial obligation imposed upon him in favor of another person by a judgment including a judgment given by way of compromise or an arbitration award approved by the court; and

(2)	Reasonable litigation expenses, including legal fees, which the Officer paid or which were imposed upon him by a court in a legal process filed against him by the Company, or on its behalf, or by another person, or in a criminal prosecution in which he was acquitted, or a criminal prosecution in which he was convicted of offense that does not require criminal intent (mens rea).

(d)	The Company is precluded and a resolution of the Board of Directors to indemnify an Officer for any of the following will be void:

(1)	Breach of the duty of loyalty except for breach of the duty of loyalty in which the Officer acted in good faith and had reasonable grounds to assume that the action will not adversely affect the interests of the Company.

(2)	Breach of duty of care which was done willfully or recklessly.

(3)	An Action with the intent to unlawfully achieve a personal gain.

(4)	A penalty or a fine is levied upon him.

11.	Private Placement

11.1	Substantial Private Placement

A Substantial Private Placement requires the approval according to the Law and according to all other Laws.

11.2	A Private Placement which is an
Extraordinary Transaction with a Controlling Person

A Private Placement which is an Extraordinary Transaction with a Controlling Person requires the approval according to the Law and/or according to all other Law(s).

11.3	Any Other Private Placement

Any Other Private Placement requires the approval of the Board of Directors.

12.	MERGER

12.1	A merger is subject to approval according to the Law and/or according to all other Law(s).

13.	SECURITIES OF THE COMPANY

13.1	General

The company may have shares of different classes, redeemable Securities, Debentures, Secured Debentures, a Series of Debentures or other Securities.

13.2	Redeemable Securities

(a)	The Company may create and/or issue redeemable Securities.

(b)	The Company may attach to redeemable securities the characteristics of the shares, including voting rights and/or rights to participate in profits of the Company and/or a right to dividend or to bonus shares and/or to other rights or additional rights attached to the shares of the Company.

(c)	The Company may redeem redeemable Securities in an amount, at the times and in the form and from the sources specified in the resolution of the General Meeting creating the redeemable Securities and/or in the resolution in the Board of Directors issuing the redeemable Securities in the event the aforesaid was not resolved by the General Meeting.

(d)	Redeemable Securities will not be considered part of the equity of the Company unless the right to their redemption has been limited to the winding-up of the Company, after having satisfied all of the obligations of the Company to its creditors. In the event the right of redemption has been limited as aforesaid, the provisions of sub-Section (c) above will not apply and the Company may redeem this security in the same fashion as it may acquire shares of the Company.

14.	ISSUANCE AND ALLOTMENT OF SECURITIES

14.1	The issuance and allotment of shares and other Securities is within the jurisdiction of the Board of Directors. A Substantial Private Placement and a Private Placement which is an Extraordinary Transaction with a Controlling Person, is subject to approval in accordance with the Paragraph “Private Placement” above.

14.2	The Board of Directors may issue and allot shares and convertible Securities to the limit of the registered share capital of the Company assuming all of the convertible Securities will be converted at the time of the issuance.

14.3	The Board of Directors may issue shares for cash or for other consideration against immediate or subsequent payment.

14.4	The Board of Directors may issue and allot Debentures, Secured Debentures and/or a Series of Debentures, within the scope of its authority to borrow on behalf of the Company and within the limits of that scope. The aforesaid does not preclude the authority of the General Manager or a person authorized for that purpose to borrow on behalf of the Company and to issue Debentures, promissory notes, bills of exchange within the limits of his authority.

14.5	The Board of Directors will not issue a share whose consideration, in full or in part, will not be paid in cash unless otherwise specified in a written document.

14.6	The Company may issue shares (including Bonus Shares) at a price below their par value, provided that it is possible to convert into share capital either part of its profits (as defined in section 302(b) of the Law) and/or premium paid for shares and/or any other source included in its equity in accordance with the latest financial reports of the Company in an amount equal to the difference between the par value and the aforesaid price.

In the event the Board of Directors resolves, as aforesaid, to issue shares (including Bonus Shares) at a price below their par value, the Company will convert to share capital part of its profits (as defined in section 302(b) of the Law) and/or the premium paid for shares and/or any other source included in its equity as aforesaid in an amount equal to the difference between the par value and the aforesaid price.

14.7	The Board of Directors may, with the sanction of the court, issue shares at a price below the par value on conditions fixed by the court and, in such case, the aforesaid will not apply.

14.8	The Company may, by resolution of the Board of Directors, pay a commission for underwriting and/or subscribing and/or agreement to subscribe and/or to underwrite shares or Securities of the Company, whether conditional or not,. The commission may be paid in cash and/or in shares and/or other Securities and/or combination thereof.

14.9	The Board of Directors will arrange for the registration of the issuance of the shares in the Shareholders Register immediately upon their issuance.

15.	SHARE CERTIFICATE

15.1	A Shareholder registered in the Shareholders Register may receive from the Company, with respect to fully paid-up shares, a certificate or certificates confirming its ownership in the shares registered in its name.

The Registration Company and/or the transfer agent of the Company has the right to receive from the Company a certificate confirming the shares registered in its name.

15.2	A Certificate will be issued with the signatures of two Directors or with the signature of one Director together with that of the General Manager or together with that of the Secretary, however the Board of Directors may decide that the Certificate will be issued with a mechanical and/or computerized signature.

15.3	A Share Certificate in the name of two or more persons will be delivered to the person whose name appears first in the Shareholders Register.

15.4	When a Share Certificate is lost, defaced or spoiled, a new one may be issued in its place, after fulfilling the conditions with respect to proof of the aforesaid, indemnification, etc., as determined by the Board of Directors.

15.5	The Board of Directors will determine the payment to the Company for issuing more than one Share Certificate to each Shareholder and/or for exchanging a Share Certificate.

15.6	The Board of Directors of the Company will specify the form, the content and the method of preparing or printing the Share Certificate unless the aforesaid is specified by Regulations under the Law.

16.	CALLS ON PAYMENT

16.1	The Company may, by resolution of the Board of Directors, make a call for payment to a Shareholder to pay the consideration which he undertook to pay to the Company in consideration for the shares issued to him and not yet paid to the Company in whole or in part (hereinafter: the “Obligation”) if in the conditions of issuance, the dates for payment of the Obligation were not specified.

16.2	The amount of the Obligation will be specified in the call for payment as well as the dates for payment, which will not be earlier than 14 (fourteen) days from the date of sending the call, the place and the form of payment.

16.3	In the event a share has joint owners, a call for payment will be sent to one of them and will be deemed to have been sent to all of the owners.

16.4	If the conditions of issuance and/or the agreement for issuance dates were fixed for payment of the Obligation, those dates will be deemed to be included in the call for payment sent and received by the Shareholder.

16.5	Any amount of the Obligation not paid on the date specified in the call for payment and/or the terms of issuance and/or the agreement for issuance, will bear interest at the highest rate then prevailing at Bank Leumi le-Israel Ltd., for unauthorized overdrafts (including penalty interest) or a lower rate of interest specified by the Board of Directors from the due date until the date of actual payment. The Board of Directors may waive payment of interest, in whole or in part.

16.6	Intentionally left blank.

16.7	The provisions of this Section do not derogate from any remedy that the Company may have pursuant to these Articles and/or under the Law.

17.	FORFEIT OF SHARES

17.1	The Board of Directors of the Company may forfeit and sell shares that were issued to a Shareholder who did not pay his Obligation for these shares on its due date (hereinafter the “Debtor”), as agreed in the Conditions of Issuance and/or in the Issuance Agreement and/or in the call for payment.

17.2	The Company shall notify a Shareholder of the forfeiture of the shares after adopting a resolution for forfeiting the shares.

17.3	Shares that were forfeited and were not yet sold, will have no rights whatsoever.

17.4	Until such time as the forfeited shares have been sold, the Debtor may pay the Company the Obligation together with interest and the forfeiture of the shares will be cancelled.

17.5	Without affecting or derogating from the aforesaid in this Section, after forfeiting the shares and their sale, the Debtor will continue to owe to the Company the amount of the Obligation, unless the forfeiting shares will be sold and the Company received the full amount of the Obligation together with expenses associated with their sale.

17.6	The Board of Directors of the Company may appoint a person from the Company or outside of the Company that will deal with the sale of the forfeited shares who will be authorized to sign a share transfer deed to the purchaser.

17.7	A confirmation by a Director designated by the Board of Directors or by the Secretary of the Company that the shares were forfeited by resolution of the Board of Directors on the day specified in said confirmation, shall be deemed proof that the shares were lawfully forfeited.

17.8	In the event the forfeited shares are sold at a price that exceeds the Obligation, the Company will repay the Debtor the amount actually paid by him to the Company in consideration for the forfeited shares, if there was such payment, provided that the consideration that will remain with the Company, will be not less than the full consideration which the Debtor undertook to pay, together with expenses associated with the sale.

17.9	The Debtor releases the Company and/or the Board of Directors from any liability with respect to the sale of shares that were forfeited.

17.10	The provisions of this Section will not derogate from or affect any right or remedy which the Company may have against the Debtor.

18.	ENCUMBRANCE OF SHARES

The Company has an encumbrance and a first mortgage on the shares of a Shareholder as security for payment of the Obligation and for payment of other obligations of the Shareholder.

19.	TRANSFER OF SHARES

19.1	Shares and other Securities of the Company may be transferred subject and pursuant to the provisions of this Section.

19.2	Subject to the provisions of this Section, fully paid shares may be transferred without approval of the Board of Directors.

19.3	A part of a share may not be transferred, however, a share(s) which has several joint owners, any of the joint owners may transfer his right in the share(s).

19.4	Transfer of shares shall be effected by delivering to the Company a share transfer deed signed by the transferor and the transferee. The transferor will remain a Shareholder until the name of the transferee is recorded in the Shareholders Register as the owner of the shares.

If the Board of Directors did not refuse the transfer of the shares as specified in Section 19.6 below, it will register the transfer of shares in the Shareholders Register, as soon as possible.

19.5	A share transfer deed will be in the form specified below or such similar form approved by the Board of Directors.

SHARE TRANSFER DEED

I/we, the undersigned ____________, Identity Card No./Company No. _________, of ___________________ (hereinafter: the “Transferor”) transfer to __________________ Identity Card No./Company No. _________, of ___________________ (hereinafter: the “Transferee”) in consideration for the amount of NIS ___________ (in words ________________ New Shekels) paid to the Transferor ______ Ordinary Shares of NIS _______ each marked number from _______ to _______ inclusive of Crow Technologies 1977 Ltd. and they will be in the hands of the Transferee, in the hands of its executor and in the hands of its successor pursuant to the conditions which the Transferor held the aforesaid shares at the time of execution of this Deed and I, the Transferee, agree to accept the shares pursuant to the above conditions.

IN WITNESS WHEREOF we have affixed our signature on this ___ day of the month of ________ year ____.

Signature of the Transferor _______________

Witness to the signature: _________________

Signature of the Transferee _______________

Witness to the signature: _________________

19.6	The Board of Directors may:

(a)	refuse to transfer a share for which an Obligation exists with respect thereto;

(b)	not recognize a share transfer deed until a Share Certificate for the shares transferred shall be attached thereto or other proof that the Board of Directors will demand in order to verify the ownership of the transferor to the shares being transferred;

19.7	A Share Transfer Deed will be delivered to the Company in the Office. A Share Transfer Deed which will be recorded in the Shareholder Register will remain with the Company and any Share Transfer Deed which the Board of Directors will refuse to approve will be returned, upon demand, to whomever delivered it to the Company together with the Share Certificate, if delivered.

19.8	The person entitled to shares in the Company according to the Law, is entitled to be recorded in the Shareholders Register as a Shareholder. The Board of Directors may require proof to its satisifaction, to the entitlement of the person to the shares he requested to register.

20.	PURCHASE OR FINANCING THE PURCHASE OF SHARES AND/OR CONVERTIBLE SECURITIES OF THE COMPANY OR OF THE PARENT COMPANY

20.1	Purchase of shares and/or convertible securities of the Company:

(a)	The Company may purchase shares and/or convertible Securities of the Company and/or provide financing for their purchase, directly or indirectly, and/or undertake to so do, subject to the provisions of the Law.

(b)	The decision to purchase shares and/or convertible Securities of the Company and/or provide the financing for their purchase and/or undertake to do so, will be adopted by the Board of Directors.

20.2	Purchase of Shares of the Parent Company

(a)	The Company may purchase shares and/or convertible Securities of the Parent Company and/or provide the financing for their purchase either directly or indirectly and/or undertake to do so, in accordance with the Law.

(b)	The decision to purchase shares of and/or convertible Securities of the Parent Company and/or to provide the financing for their purchase and/or to undertake to do so, will be adopted by the Board of Directors.

21.	THE ORGANS OF THE COMPANY AND THEIR AUTHORITIES

21.1	The organs of the Company are:

(1)	The General Meeting; and

(2)	The Board of Directors; and

(3)	The General Manager.

21.2	The allocation of authorities between the organs of the Company will be as specified in these Articles.

21.3	Each organ of the Company has all the ancillary authority required for implementing its authority.

21.4	An authority not granted in these Articles or in the Law to another organ, may be exercised by the Board of Directors.

21.5	The Board of Directors may assume the rights granted to the General Manager for a specified purpose or for a specified period of time.

21.6	The Board of Directors may instruct the General Manager to act in a specified manner and in the event the General Manager fails to fulfill the instruction, the Board of Directors may act in his place.

21.7	If the Board of Directors is unable to exercise its authority and in the event that exercising such authority is essential for the proper management of the Company, the General Meeting may exercise such authority for such time as the Board of Directors is unable to do so, provided that the General Meeting resolved that the Board of Directors is unable to do so, and, that exercising such authority is essential for the proper management of the Company.

21.8	In the event the General Manager is unable to exercise his authority, the Board of Directors may exercise such authority.

21.9	In the event the General Meeting exercises authority of the Board of Directors, the Shareholders will be liable and bound by the liability and duties of the Directors with respect to exercising those authorities, mutatis mutandis, taking into account their ownership of the shares in the Company, their participation in the General Meetings and the manner in which they voted.

21.10	An action taken without authority or in digression from the authority, can be retrospectively authorized by the organ qualified to give such authority.

22.	GENERAL MEETING

22.1	The authority of the General Meeting

Resolutions in the matters specified below will be adopted by the General Meeting in accordance with the Law.

(a)	Amending and/or changing of these Articles.

(b)	Increasing the registered share capital of the Company, cancelling and reducing the registered share capital of the Company and changes of the existing shares.

(c)	Appointing Directors.

(d)	Appointing and dismissing of external Directors.

(e)	Approving transactions with Interested Parties.

(f)	Exercise of the authority of the Board of Directors, when the Board of Directors is unable to exercise its authority.

(g)	Appointing an Auditor, terminating his employment and fixing his fees for the audit of the Financial Statements and expressing his opinion thereon, or empowering the Board of Directors to fix his fees.

22.2	The place of the General Meeting

(a)	The General Meeting will take place in Israel.

(b)	If the shares of the Company were offered to the public outside of Israel or they are listed in a Stock Exchange outside Israel, a General Meeting may also be conducted outside Israel if the Board of Directors so resolves.

22.3	Participation in the General Meeting

(a)	A Shareholder as specified below, except for a Shareholder holding Dormant Shares, may participate in the General Meeting, provided that with respect to shares which became dormant as a result of acquisition not by way of a Special Tender offer, a Shareholder may participate in the General Meeting with respect to shares of up to 25% of the voting rights of the Company if there is no other Shareholder who holds 25% or more of the voting rights of the Company, or with respect to Shares of up to 45% of the voting rights of the Company, if no other Shareholder holds more than 50% of the voting rights of the Company, as the case may be.

(b)	A Shareholder entitled to participate in a General Meeting will be the Shareholder at the time fixed in the resolution for convening that General Meeting, provided that such date was not more than 21 (twenty-one) days prior to the date for convening the meeting and not less than 4 (four) days prior to convening the meeting. With respect to a General Meeting where it is possible to vote by way of proxy, the aforesaid terms may be modified if so specified in the Regulations under the Law.

(c)	A Shareholder who is not registered in the Shareholders Register, who is interested in participating in voting in a General Meeting, shall prove to the Company his ownership in the shares, in the method specified in the Regulations under the Law. Such a Shareholder will be permitted to participate and vote at the General Meeting if he deposits the document which is the proof to his ownership in the shares, in the Office or in another place as determined by the Board of Directors at least 48 hours before the date and time on which the General Meeting will take place.

(d)	A Shareholder may participate and be present at a General Meeting, personally or by proxy. A Shareholder may appoint more than one Proxy and may split the voting rights with regard to his shares between himself and between the Proxy and/or bettween the Proxies, and each of them will be entitled to participate and vote in the General Meeting. But to the issue of a legal quorum, the shareholder and his proxy or proxies together will be considered as one Shareholder.

(e)	A legal entity may participate in a General Meeting by proxy.

(f)	In the event a share is jointly owned, the joint owner whose name appears first in the Share Registry may participate in the General Meeting. If he is not present at that General Meeting, the joint owner whose name appears thereafter may participate in that General Meeting, and so forth.

(g)	A Shareholder shall designate a proxy by signing a proxy in the form specified below, or a similar form, insofar as possible,with a signature of a witness ot confirm the Shareholder’s signature. If the Shareholder is a corporation, an accountant, a lawyer or any other authorized body will confirm the authorized signatures of such corporation. The confirmation will be attached to the proxy.

To: _________(the Company)

APPOINTMENT OF PROXY
I/we the undersigned, ____________, Identity Card No ___________./Company No __________, the owner of _____ Ordinary Shares in your Company, hereby appoint Mr./Mrs. __________, Identity Card No. __________, or in his/her absence Mr./Mrs. ___________, Identity Card No. ___________, as our proxy to participate and vote in the General Meeting of the Company convened for __ day of __________, ____, and in any postponed meeting.

IN WITNESS WHEREOF we have affixed our signature on this ____ day of ____________.
________________________
Signature
I, the undersigned, _______________, confirm the signature of ________.
Date: ________________	________________________
Signature

(h)	An appointment of a proxy will be valid only if the proxy was delivered to the Office or another place specified by the Board of Directors at least 48 (foryt-eight) hours prior to the General Meeting.

(i)	If a Shareholder and his proxy participate in a General Meeting the appointment of the proxy will not be valid.

(j)	The appointment of a proxy will be valid even if at the time of the General Meeting the Shareholder who appointed the proxy was deceased or cancelled the appointment, unless notification of the his death or the cancellation of the appointment was received in the Office prior to the General Meeting.

(k)	In case of difference of opinion with respect to the right to participate in the General Meeting, the Chairman of the meeting will decide and his decision will be final and binding.

(l)	The Chairman of the General Meeting may prevent the participation of a person who is not a Shareholder or a proxy of a Shareholder unless the General Meeting will otherwise resolve. The General Meeting may resolve to prevent the participation of a person who is not a Shareholder or a proxy of a Shareholder.

22.4	Annual Meeting

(a)	Convening the Annual Meeting:

(1)	Each year the Company will conduct an Annual Meeting not later than 15 (fifteen) months after the previous Annual Meeting.

(2)	If the Board of Directors does not convene an Annual Meeting as aforesaid, any Shareholder or Director may apply to the court to order that a Meeting be convened.

(3)	If it is not possible to convene an Annual Meeting or conduct it in the manner presented in these Articles and/or in the Law, the court may, upon application by the Company, a Shareholder entitled to vote at the General Meeting, or a Director, to order that the Meeting be convened and conducted in the manner specified by the Court.

(b)	Agenda

(1)	The agenda of the Annual Meeting will include a discussion of the Financial Reports, and of the report of the Board of Directors to the shareholders.

(2)	The agenda of the Annual Meeting may include a discussion of:

(i)	appointment and/or dismissal of Directors;
(ii)	Appointment of the Auditor, terminating his employment and fixing his fees for the audit of the Financial Statements and for expressing his opinion thereon ;
(iii)	any other topic specified by the Board of Directors;
(iv)	any topic requested in advance by a Shareholder from the Board of Directors to be included, provided that the Shareholder owns at least 1% (one percent) of the voting rights at the General Meeting, provided that the topic is suitable for discussion at the General Meeting.

(2)	At the Annual Meeting decisions will be taken in the matters specified in the agenda only.

22.5	Extraordinary Meeting

(a)	Convening an Extraordinary Meeting:

(1)	The Board of Directors will convene an extraordinary meeting:

(i)	upon its resolution;

(ii)	upon demand by 2 (two) Directors or one-fourth of the Directors serving, the lesser of the two;

(iii)	upon demand of Shareholders who hold at least 5% (five percent) of the issued share capital and at least 1% (one percent) of the voting rights of the Company, or 5% (five percent) of the voting rights of the Company (the “Demanding Shareholders”);

(iv)	upon the instructions of a court.

(2)	If the Board of Directors is demanded to convene an Extraordinary Meeting as aforesaid, it will convene such Meeting within 21 (twenty-one) days from the date of the demand, to a date specified in the notice which will be not earlier than 21 (twenty-one) days and not later than 35 (thirty-five) days from the date of publishing the notice of the General Meeting or from such other date specified in the Regulations under the Law with respect to General Meetings where it is possible to vote by way of proxy.

(3)	In the event the Board of Directors fails to summon the Extraordinary Meeting, the Directors who demanded the meeting, or the Demanding Shareholders, or part thereof, that hold more than half of the voting rights of the Demanding Shareholders, may convene a meeting provided that the meeting will not take place later than 3 (three) months from the date of demand of such meeting.

An Extraordinary Meeting as aforesaid will take place, insofar as possible, in the same fashion as a General Meeting convened by the Board of Directors.

In the event such a meeting has been convened, the Company shall bear the reasonable expenses of the Directors or the Demanding Shareholders, as the case may be, and the Directors responsible for not convening the meeting will reimburse those expenses to the Company.

(b)	Agenda

(1)	The agenda at a Extraordinary Meeting will be fixed by the Board of Directors and if the Extraordinary Meeting has been demanded as specified in sub-paragraph (a) above, the following will also be on the agenda:

(i)	topics which the person who demanded convening of the meeting requested; and

(ii)	a topic requested by a Shareholder holding at least 1% (one percent) of the voting rights of the Company, provided that the topic is suitable for discussion at a General Meeting.

(2)	At an Extraordinary Meeting only matters that appeared on the agenda will be discussed.

22.6	Notice of General Meeting and the Date for its Publication

(a)	The form of notice of General Meeting:

(1)	The notice of a General Meeting will include:

(i)	the agenda;
(ii)	the resolutions proposed;
(iii)	at meetings where it is possible to vote by way of proxy, arrangements to vote by way of proxy.

The aforesaid will be specified by the Board of Directors unless provisions with respect thereto will be specified in the Regulations under the Law and/or in any other Law.

(2)	The General Meeting may adopt a different resolution from the form of resolution specified in the Notice if so specified in the Regulations under the Law.

(b)	Publication and delivery of the notice of General Meeting.

(1)	The notice of General Meeting will be published as specified in the Regulations under the Law, and if the Company’s shares are listed abroad, then the notice will also be published in accordance with the foreign regulator’s requirements.

(2)	Notice of General Meeting will be delivered by mail to each person registered as a Shareholder in the Shareholders Register.

22.7	Quorum

(a)	No discussion shall be held in a General Meeting unless a quorum was present at the beginning of the meeting.

(b)	A quorum for a General Meeting is the presence, within one half an hour from the time specified for commencing the meeting, of at least 2 (two) Shareholders and/or Shareholder’s voting by way of proxy who hold at least 40% (forty) of the voting rights of the Company. If at the same meeting a Shareholder and his proxy are attending, then for quorum purposes only, they will be counted together as if they were one Shareholder.

(c)	If a share is jointly owned, only the joint owner’s name that appears first in the Shareholders Register, will be considered as attending the General Meeting. If he does not attend, the joint owner whose name appears thereafter will be considered as attending the General Meeting, and so forth.

(d)	A Shareholder voting by way of proxy shall be deemed present at the General Meeting if the completed proxy card shall be received by the Company no later than the time specified by the Law.

(e)	A Shareholder who is not entitled to vote at the General Meeting will not be deemed to be present at a General Meeting for determining the quorum.

(f)	If, after one half an hour of the time specified for the commencement of the meeting, a quorum is not present, the meeting will be postponed for one week to the same day, the same hour and the same place, or to a later date if so specified in the invitation convening the General Meeting.

(g)	If a quorum is not present after one half an hour from the time specified for commencing the postponed meeting, the meeting will take place no matter who is present, provided however that if the General Meeting was convened upon the demand of the Demanding Shareholders or by the Demanding Shareholders and a quorum is not present after half an hour from the time specified for the commencement of the postponed meeting, the meeting will not take place unless Shareholders required for convening an Extraordinary Meeting by Shareholders are present.

22.8	The Chairman of the Meeting

(a)	At any General Meeting a Chairman shall be elected for that General Meeting.

(b)	The election of the Chairman shall take place at the beginning of the meeting which will be opened by the Chairman of the Board of Directors or by a Director which the Board of Directors has empowered therefor.

(c)	The Chairman of the meeting will not have a casting vote.

22.9	Postponing a General Meeting

(a)	A General Meeting that has a quorum may postpone the meeting to another time or place to be specified.

(b)	At the postponed meeting the only topic to be discussed will be the topic on the agenda of the General Meeting for which a resolution with respect thereto was not adopted.

(c)	In the event the postponment was for more than 21 (twenty-one) days, the Company shall publish and deliver notice of the postponed General Meeting as specified in Article 22.6(b) above.

(d)	If at the postponed meeting a quorum is not present within a half an hour from the time set for the commencement of the meeting, the meeting will take place no matter how many Shareholders are present.

22.10	Voting at the General Meeting

(a)	Persons entitled to vote at the General Meeting:

(1)	A Shareholder entitled to participate in a General Meeting may vote at that General Meeting, provided that with respect to shares which became dormant as a result of acquisition not by way of a Special Tender offer, a Shareholder will be entitled to vote at the General Meeting with respect to shares up to 25% of the voting rights of the Company, if there is no other Shareholder who holds 25% or more of the voting rights of the Company, or with respect to shares of up to 45% of the voting rights of the Company, if no other Shareholder holds more than 50% of the voting rights of the Company.

(2)	A Shareholder participating in the vote in the General Meeting in order to approve:

(i)	an Extraordinary Transaction of a Controlling Person or with another person with respect to which the aforesaid Controlling Person has a Personal Interest therein; or

(ii)	a transaction with an Officer who is also a Controlling Person with respect to his Terms of Service; or

(iii)	a transaction with an employee of the Company who is also a Controlling Person with respect to his terms of employment; or

(iv)	a Material Action with an Officer who is also a Controlling Person; or

(v)	a Private Placement which is an Extraordinary Transaction with a Controlling Person or with another person with respect to which the Controlling Person has a Personal Interest,

will advise the Company prior to the vote, or, if he votes by way of proxy – on the proxy card, if he has a Personal Interest in the approval of the transaction, or not, and, if he did not notify as aforesaid, he will not vote, and his vote will not be counted.

(3)	A company which is a Shareholder, who participates in the vote of a General Meeting to approve the merger of the Company with another company, will inform the Company prior to the vote, or if it votes by way of proxy card – on the proxy card, if its shares are held by the other company and/or by a person who holds 25% (twenty-five percent) or more of the controlling interest of any type of the other company, or that they are not held as aforesaid, and if he does not so advise it cannot vote and its vote will not be counted.

(4)	A Shareholder will be entitled to vote at a General Meeting only if he paid to the Company, prior to the date set in the decision to convene the General Meeting to be the entitlement date for voting, the entire consideration for the shares issued to him, or if the shares are to be paid in installments, he paid the Company all the installments due to the Company pursuant to the provisions of the allotment and/or pursuant to the agreement for allotment and/or upon the demand for payment.

(5)	When voting with respect to shares jointly owned, the joint owner whose name first appears in the Shareholders Register will be entitled to vote and if he is not present, the joint owner appearing thereafter who attends the meeting may vote, and so forth.

(6)	In the event of dispute with respect to voting rights, the Chairman of the meeting shall resolve the dispute and his decision shall be final and binding.

(b)	Method of voting:

(1)	A Shareholder may vote at a General Meeting personally or by proxy. A Shareholder may appoint more than one Proxy and may split the voting rights with regard to his shares between himself and between the proxy and/or between the proxies and he may vote with regard to part of his shares in favour of the resolution, and with regard to another part of his shares against the resolution, and so may any proxy.

(2)	In addition, a Shareholder may vote by a proxy card according to the Law.

(3)	A Shareholder who votes by a proxy card will be considered as present in a postponed General Meeting and his vote by proxy card will be counted at the postponed General Meeting.

(c)	Voting at General Meeting

A resolution at the General Meeting will be adopted by a count of votes.

(d)	The Majority required to adopt a Resolution in the General Meeting

Resolutions of the General Meeting shall be adopted by a simple majority, unless a different majority is prescribed by the Law or by these Articles.

22.11	Minutes of a General Meeting

(a)	The Company will prepare, and the Chairman will be responsible that, minutes are prepared of the proceedings at a General Meeting and be signed by the Chairman of the meeting.

(b)	Minutes signed by the Chairman of the meeting will be deemed prima facia proof of their content.

(c)	A Shareholder may review the Register of the minutes of the General Meeting and receive, upon his request, copies of the minutes.

22.12	Defects in convening a General Meeting

(a)	A resolution adopted at a General Meeting not convened or conducted as specified above or by the Law and/or a resolution not adopted in accordance with the above conditions, may be voided by a court upon the application of a Shareholder.

(b)	In the event of a defect in convening a General Meeting with respect to the place of convening or its time, a Shareholder who arrived at the meeting notwithstanding the defect will not be entitled to apply to the court for voiding the resolution.

22.13	Class Meeting

The provisions of this Article will also apply, mutatis mutandis, to a class meeting, if the Company has more than one class of shares.

23.	THE BOARD OF DIRECTORS

23.1	The duties and authorities of the Board of Directors:

(a)	The Board of Directors shall formulate the policy of the Company and supervise the implementation of the tasks of the General Manager and his activities, including:

(1)	determine the work program of the Company, the principles of its financing and the priorities with respect thereto;

(2)	review the financial condition of the Company and determine the credit framework and the loans which the Company may take;

(3)	determine the organizational structure and the salary policy;

(4)	be responsible for preparation of the Financial Reports;

(5)	approve the Financial Reports;

(6)	appoint and/or dismiss the General Manager and fix the terms of his employment;

(7)	approve a transaction or an Extraordinary Transaction with an Officer or approve a transaction as aforesaid with another person with respect to which an Officer has a Personal Interest therein.

(8)	approve the Terms of Service of a Director;

(9)	approve an Action or a Material Action of an Officer;

(10)	approve granting a Release, purchase of insurance and/or indemnification of an Officer;

(11)	approve an Extraordinary Transaction with a Controlling Person or with another person with respect to which a Controlling Person has a Personal Interest therein.

(12)	approve an agreement with an Officer who is also a Controlling Person with respect to his Terms of Service.

(13)	approve an agreement with an employee of the Company who is also a Controlling Person with respect to his terms of employment.

(14)	approve a Private Placement which is also an Extraordinary Transaction with a Controlling Person.

(15)	approve a Private Placement.

(16)	express its opinion to the Offerees in a Special Tender Offer with respect to the worthiness of a Special Tender Offer, and disclose in that opinion any Personal Interest which each of the Directors has in the Special Tender Offer or resulting therefrom.

(17)	recommend to the General Meeting with respect to increasing the share capital;

(18)	resolve to issue shares and convertible Securities up to the limit of the registered share capital of the Company;

(19)	resolve to issue Debentures and/or secured Debenture and/or a series of Debentures;

(20)	resolve to distribute a Dividend and/or Bonus Shares;

(21)	resolve to purchase of shares and/or convertible Securities of the Company and/or of the Parent Company and/or with respect to providing financing for their purchase, directly or indirectly, and/or to undertaking to do so;

(22)	adopt a resolution fixing the rights of signature on behalf of the Company;

(23)	resolve with respect to a Merger and/or an undertaking of the Company in a contract to refrain from entering into a Merger and/or to make stipulations implementing a Merger

(24)	resolve the location of the Office and/or any change thereto;

(25)	appoint the Secretary;

(26)	appoint the Internal Auditor;

(27)	resolve to file a derivative action or defense.

(b)	The authority of the Board of Directors may be delegated to committees of the Board of Directors in order to decide or in order only to recommend, as provided for in the Law.

(c)	The authority of the Board of Directors specified above, may not be delegated to the General Manager.

(d)	Any authority of the Company that is not prescribed in the Law or in these Articles to another organ, is granted to the Board of Directors.

23.2	The rights and obligations of a Director:

The rights and obligations of a director are in accordance with these Articles and/or with the Law and/or with any other Law.

23.3	The number of the members of the Board of Directors

The number of the members of the Board of Directors will be fixed from time to time by resolution of the General Meeting provided that it will not be less than 5 (five) Directors and not more than 12 (twelve) Directors (including the External Directors). Until otherwise resolved the number of members of the Board of Directors will be 8 (eight) (including the External Directors).

23.4	External Directors

(a)	The provisions pertaining to Directors will apply to External Directors except in the matters specified in this Section:

(b)	The number of external Directors

At least 2 (two) External Directors will serve on the Board of Directors.

(c)	Qualification as an External Director

(1)	The qualifications of an External Director will be as detailed in the Law.

(2)	Declaration of a Candidate to serve as External Director

No General Meeting shall be convened which has on its agenda the appointment of an External Director, unless the candidate declared that he meets the conditions for his appointment as an External Director (hereinafter: the “Declaration”).

The Declaration shall be in writing and shall include matters which will be specified in the Regulations under the Law.

The Declaration shall be kept in the Office and will be open for inspection by any person.

(d)	Appointment of External Directors

(1)	The External Directors will be appointed by the General Meeting by a resolution adopted by a majority of Shareholders as provided for in the Law;

(2)	Should the position of External Director be vacated and less than two External Directors are serving on the Board of Directors, the Board of Directors shall convene an Extraordinary Meeting as soon as possible which will have on its agenda the appointment of an External Director.

(3)	If at the time of the appointment of an External Director all of the members of the Board of Directors are of the same sex, the External Director to be appointed will be of the other sex.

(e)	The term of service of an External Director

The term of service of an External Director shall be three years and the Company may reappoint that Director for an additional term of three years.

(f)	Dismissal of an External Director

An External Director may not be dismissed except as provided below:

(1)	Dismissal by a General Meeting

If it became known to the Board of Directors that there is a possibility that an External Director (a) no longer meets any of the conditions required by the Law for the appointment of an External Director; or (b) there is a possibility that the External Director breached his duty of loyalty to the Company, the Board of Directors shall discuss the matter at the first meeting to be convened after it has become known.

Should the Board of Directors establish that the External Director has ceased fulfilling one of the conditions required for his appointment or that he breached his duty of loyalty, the Board of Directors will convene an Extraordinary Meeting which will have on its agenda the termination of the service of the External Director.

The reasons of the Board of Directors shall be presented at the Extraordinary Meeting and the External Director will be given a reasonable opportunity to present his position.

The Extraordinary Meeting’s decision to terminate the External Director’s term of office shall be adopted by the same majority necessary for his appointment.

(2)	Dismissal by a court

(g)	At least one External Director shall be a member of each committee of the Board of Directors that may exercise any of the authorities of the Board of Directors.

(h)	An External Director is entitled to compensation and reimbursement of expenses as specified in the Regulations under the Law.

23.5	Appointment of Directors who are not External Directors

(a)	Subject to Article 23.8 below, a Director will be appointed by the General Meeting and will serve until the end of the next General Meeting in which a Director was appointed in his stead, or until the appointment of the aforesaid Director if a later date has been specified.

A Director appointed by a General Meeting shall serve from the end of the General Meeting in which he was appointed unless a later date was specified in the resolution by which he was appointed.

If appointing of more than one Director is on the agenda of the General Meeting (the “New Directors”), then all the New Directors will be appointed together in one vote (in a “package”).

(b)	The Board of Directors may appoint a Director at any time, either to fill the place of a Director whose appointment expired, or in addition to the existing Directors, if the number of the Directors is less than the number provided in Article 23.3 or in a General Meeting as specified by Article 23.3. The Director’s appointment shall commence from the date of his appointment. A Director will serve until the end of the General Meeting following his appointment in which a Director was appointed in his stead, and he may be reappointed as a Director.

(c)	If the appointment of a Director expires or if the number of Directors will be less than the number as specified by Article 23.3 above, the Board of Directors may act so long as the number of members of the Board of Directors will be more than half of the number of Directors as specified by Article 23.3 above. If the number of Directors is not more than half of the number of Directors as specified by Article 23.3 above, then the Board of Directors may act only in an emergency and also in order to convene a General Meeting for the election of Directors.

23.6	A Legal Entity as a Director

(a)	A Company may serve as a Director.

(b)	A Company serving as a Director will appoint an individual qualified to serve as a Director to act on its behalf and may replace him subject to his obligations to the Company.

(c)	The appointment and/or replacement of an individual as aforesaid shall be effected by written notice to the Company signed by those persons authorized to sign on behalf of the appointing Company.

(d)	The name of the individual will be recorded in the Directors’ Registry as the person serving on behalf of the appointing Company.

(e)	The obligations of a Director will apply, jointly and severally, to the individual serving on behalf of the appointing Company as well as to the Company which appointed him.

23.7	Qualification as a Director

(a)	A Director is not required to own shares in the Company.

(b)	The following may propose candidates for Directors:

(i)	A Shareholder or a group of Shareholders that hold(s) at least 9% (nine percent) of the issued share capital of the Company.
(ii)	A Director of the Company.

Proposals for candidates for Directors should be submitted to the Office at least 48 hours before the General Meeting.

23.8	The expiration of the term of a Director

(a)	The instances which a Director’s term expire are as follows:

The term of a Director shall expire in any of the following instances:

(1)	Upon his death;

(2)	If he is found incompetent or non compis mentis;

(3)	He resigned;

(4)	He was dismissed by the General Meeting of the Company;

(5)	He was declared bankrupt or, if a Company – it adopted a resolution of voluntary liquidation, or a liquidation order was issued with respect thereto;

(6)	He was declared a Debtor of Limited Means, unless the Chairman of the Execution Office otherwise determines;

(7)	He was convicted by a final judgment of violating the Penal Law or the Securities Law as specified in the Law;

(8)	He was convicted by a final judgment of another violation of the law, which the court ordered that by reason thereof he is not worthy of serving as a Director of a Public Company;

(9)	By decision of the court upon motion of the Company, a Director, a Shareholder, and/or a creditor of the Company, that the Director is precluded from fulfilling his position permanently because he was convicted, during the term of his service, in a court outside of Israel of an offense as specified by the Law;

(10)	If the court ordered, within the framework of “lifting the corporate veil”, that he will not serve as a Director as a result of allocating debts of any Company to him;

(11)	Termination of serving as a Director by the resolution of the Board of Directors pursuant to Article 23.8(f) below;

(12)	A Director whose term has expired may be reappointed as a Director if there is no reason for his not being appointed.

(b)	Resignation of a Director

A Director may resign by submitting a notice in writing with respect hereto to the Board of Directors and/or to the Chairman of the Board of Directors and/or to the Company, in which he will specify the reasons for his resignation. His resignation shall become effective on the day which the notice is given, unless the notice specifies a later date. If a notice of resignation of a Director has been received, it shall be brought to the Board of Directors and recorded in the Minutes of the first board meeting convened after the resignation, together with the reasons for the resignation.

(c)	Dismissal by the General Meeting

The General Meeting may, at any time, dismiss a Director, provided he will be invited to participate in the General Meeting in which the issue of his dismissal is on the Agenda and will be afforded a reasonable opportunity to present his position before the Meeting.

(d)	Conviction of an offense

If a Director was convicted by a final judgment for one of the offenses under the Penal Law or under the Securities Law as specified in the Law, or if he was convicted of an offense which the court found that, as a result thereof, he is not worthy of serving as a Director in a public company as specified in the Law, he will notify the Company thereof and his position as a Director will terminate on the date of giving the notice. A Director whose position terminated as aforesaid, may not be reappointed as a Director prior to the expiry of 5 (five) years from the date of the judgment in which he was convicted, or the expiry of the term which the court ordered, as the case may be.

(e)	Court Order

A Director, with respect to whom the court ordered that he may not serve as a Director, shall notify the Company and his appointment shall expire upon the date of submitting the notice. A Director whose term has so ended may not be appointed as a Director until the expiry of the date specified in that order.

(f)	Termination of Appointment of a Director by a Board Resolution

In the event the Company became aware of the fact that a Director has been appointed, notwithstanding that, according to the Law, he is not qualified to serve as a Director, and/or he failed to disclose his non-qualification as aforesaid and/or he did not disclose that he has been convicted of an offense as aforesaid, and/or he failed to disclose that the Court resolved that he is not qualified to serve as a Director, as aforesaid, the Board of Directors, at the first board meeting convened after it became aware of the aforesaid, will resolve to terminate the appointment of that Director, if it found that the aforesaid conditions have been met and the term of the Director shall expire from the time of the resolution.

(g)	Obligation to Disclose

A Director will disclose to the Company if he has been convicted of an offense as aforesaid, or if the court decided that he may not serve as a Director or if he has been declared bankrupt, or if it is a Company, it resolved to enter into voluntary liquidation, or an order of liquidation has been issued by the court, or if he was declared a Debtor of Limited Means.

23.9	Alternate Director

(a)	A Director may appoint and dismiss an alternate. If the appointment of the Director expired, the appointment of the Alternate Director appointed by him will also expire.

(b)	The following may not be appointed and may not serve as an Alternate Director:

(1)	A person who is not qualified to serve as a Director.

(2)	A person who serves as a Director or as an Alternate Director.

(c)	A Director may appoint an Alternate Director by submitting a written notice with respect thereto to the Company and/or to the Board of Directors and/or to the Chairman of the Board of Directors.

(d)	An Alternate Director will have the same rights and obligations as a Director, but he may not appoint an Alternate Director.

(e)	Notwithstanding the appointment of an Alternate Director, notices of the meetings of the Board of Directors will be given to the Director who appointed him unless the Director notified the Company otherwise.

(f)	Notwithstanding the aforesaid, an Alternate Director will not be entitled to participate and vote at a meeting of the Board of Directors in which the Director who appointed him participates.

23.10	The Chairman of the Board of Directors

(a)	The Board of Directors may appoint a Chairman of the Board of Directors from amongst its members.

(b)	The Board of Directors may appoint a deputy and/or alternate Chairman of the Board of Directors.

(c)	The Chairman of the Board of Directors shall conduct the meetings of the Board of Directors and sign the minutes of the meeting. In the event the Chairman of the Board of Directors is not present at a meeting of the Board of Directors or if he is unable to fulfill his position, his position will be filled by the alternate Chairman or by the deputy Chairman of the Board of Directors, who will have the authority of the Chairman of the Board of Directors.

(d)	If the Chairman of the Board of Directors is absent and his alternate or deputy Chairman of the Board of Directors is absent from the meeting of the Board of Directors, the Board of Directors shall, at the beginning of the meeting, appoint one of its members to conduct the meeting and to sign the minutes of the meeting.

(e)	The Chairman of the Board of Directors or the Director appointed to conduct the meeting will not have an additional or casting vote.

(f)	The Chairman of the Board of Directors shall not be granted the authority of the General Manager except as provided by the Law.

23.11	Meetings of the Board of Directors

(a)	Convening meetings of the Board of Directors and its location

(1)	The Board of Directors will convene meetings as required by the Company, but at least once every 3 (three) months.

(2)	The meetings of the Board of Directors shall be held in the Office unless the Board of Directors otherwise resolves. If a meeting of the Board of Directors shall take place outside the Office, the Company will bear the costs of traveling and the other expenses of the Directors in order to participate in the meeting.

(3)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors at any time.

(4)	The Chairman of the Board of Directors shall convene, without delay, the Board of Directors for a meeting of the Board of Directors upon the demand of any Director of the Company.

(5)	In the event a Director became aware of a breach of the Law or proper business procedures, he should demand, without delay, that the Chairman of the Board of Directors convene a meeting of the Board of Directors to discuss that matter. The Chairman of the Board of Directors will convene a meeting of the Board of Directors without delay in such circumstances.

(6)	In the event a Director has grounds to assume that an act of a Director is about to be performed, which may be a breach of a duty of an Officer, he should demand that the Chairman of the Board of Directors convene a Meeting of the Board of Directors to discuss that matter and he may thereafter apply to court to enforce the duty or prevent the action.

(7)	If a meeting of the Board of Directors was not convened by the Chairman within14 (fourteen) days of the date it was demanded, the Director or Directors, as the case may be, who demanded convening the meeting, may convene a meeting of the Board of Directors in order to discuss the aforesaid topic.

(8)	The Chairman of the Board of Directors will convene a meeting of the Board of Directors, without delay, in order to discuss a notice or a report of the General Manager which may require action by the Board of Directors.
If the meeting of the Board of Directors was not convened by the Chairman within 14 (fourteen) days from the date of the notice or the report of the General Manager, any Director and/or the General Manager may convene a meeting of the Board of Directors in order to discuss the notice or the report.

(9)	The Chairman of the Board of Directors will convene a Meeting of the Board of Directors, without delay, if the Auditor of the Company notifies the Chairman of the Board of Directors of material defaults in the financial reporting of the Company, to discuss this report. In the event a meeting of the Board of Directors has not been convened by the Chairman within 14 (fourteen) days of such notice, any Director and/or the Auditor may convene a meeting of the Board of Directors in order to discuss the aforesaid notice.

(10)	A meeting of the Board of Directors convened by a person who is not the Chairman of the Board of Directors shall be held, insofar as possible, in the same manner which meetings of the Board of Directors are held when convened by the Chairman of the Board of Directors.

(b)	The Agenda at Board Meetings

(1)	The Agenda of the Meetings of the Board of Directors shall be specified by the Chairman of the Board of Directors and will include:

(i)	topics which were specified by the Chairman of the Board of Directors;

(ii)	any topic which a Director or the General Manager requested the Chairman of the Board of Directors to include in the Agenda of that meeting, a reasonable time prior to the meeting of the Board of Directors;

(iii)	a topic for which a Director requested to convene a Meeting of the Board of Directors, in order to discuss it, as described above;

(iv)	a topic which was included in a notice or report of the General Manager, as described above;

(v)	a topic which was included in the notice of the Auditor, as described above.

(2)	The Agenda at a Meeting convened by a Director and/or by the General Manager and/or by the Auditor as described above, shall be the topics for which the Meeting of the Board of Directors has been convened.

(c)	Notices of Meetings of the Board of Directors

(1)	A notice of the Meeting of the Board of Directors shall be given to each Director at a reasonable time prior to the time of the Meeting but not less than 48 hours prior to that Meeting. However, if the Chairman of the Board of Directors and in his absence his alternate or Deputy Chairman, as the case may be, decided that it is necessary to convene an urgent Meeting of the Board of Directors, notice may be given even with less advance notice, as determined by the Chairman of the Board of Directors, or, in his absence, by the alternate or Deputy Chairman, as the case may be.

The notice of the Meeting of the Board of Directors will include reasonable details of all the subjects on the agenda.

(2)	The time and place where the meeting will be convened, will be specified in the notice in addition to the items on the agenda of that Meeting, in reasonable detail.

(3)	Notice of the meeting of the Board of Directors shall be given to each Director even if he is out of Israel, at his last known address provided to the Company.

(4)	Notice of the Meeting of the Board of Directors shall be in writing, but it may also be given orally and/or by telephone.

(5)	Notwithstanding the aforesaid, with the consent of all of the Directors, a Meeting of the Board of Directors may be convened without any advance notice.

(6)	At the Meeting of the Board of Directors, only topics specified on the agenda will be resolved unless all of the Directors were present at the Meeting and they agreed to discuss and to resolve on a topic which is not on the Agenda.

(d)	Participation in the Meeting of the Board of Directors

(1)	Any Director and/or Alternate Director, as the case may be, may participate in the meetings of the Board of Directors.

(2)	A Director will not attend and will not participate in a discussion to approve an Extraordinary Transaction in which he has a Personal Interest or to approve his Terms of Service unless the majority of the Directors have a Personal Interest in that decision.

(3)	The General Manager and an Officer or other person invited to participate by the Chairman of the Board of Directors and/or by a Director and/or by the Board of Directors, may participate in Meetings of the Board of Directors.

(4)	The Board of Directors may resolve to prevent a person who is not a Director and/or an Alternate Director from participating in a meeting of the Board of Directors.

(e)	Quorum

(1)	No discussion should be opened at a meeting of the Board of Directors unless at the beginning of the meeting there is a quorum.

(2)	The quorum is the majority of the members of the Board of Directors who are entitled to participate in the meeting.

(3)	If, after one-half hour from the time fixed for commencing the meeting of the Board of Directors a quorum is not present, the meeting will be postponed to the following day at the same place and at the same time, and if at the postponed meeting a quorum is not present within a half an hour from the time fixed for commencing that meeting, the postponed meeting will take place no matter what the number of participants.

(f)	Postponing a Meeting of the Board of Directors

(1)	At a meeting in which a quorum is present the Board of Directors may resolve to postpone the meeting to another time. At a postponed meeting as aforesaid only the items which were on the agenda for the original meeting with respect to which no decision was reached, may be discussed.

(2)	If a meeting of the Board of Directors was postponed, the Company shall notify all of the Directors who were not present at the Meeting of the postponement.

(3)	In the event a Meeting of the Board of Directors has been postponed as aforesaid for more than 7 (seven) days, the Company will notify all of the Directors of the postponed Meeting.

(g)	Votes and taking Decisions at a Meeting of the Board of Directors

(1)	Each Director shall have 1 (one) vote.

(2)	A Director will not participate in a vote to approve an Extraordinary Transaction in which he has a Personal Interest, or to approve his Terms of Service, unless the majority of the Directors have a Personal Interest in that resolution.

(3)	Resolutions of the Board of Directors will be adopted by a simple majority of the Directors voting with respect thereto.

(h)	Minutes of the Board of Directors

(1)	The Chairman of the Board of Directors shall ensure that the Company shall prepare the minutes of all of the procedures of the Board of Directors which will be signed by the Chairman of the meeting.

(2)	Minutes which were approved and signed by the Chairman of the Board of Directors or by the Chairman of the meeting, shall be prima facie proof of the contents thereof.

(i)	Convening Board of Directors Meetings by means of Communication

(1)	The Board of Directors may convene meetings by any means of communications including video or telephone conference provided that all of the Directors participating may hear each other simultaneously.

(2)	All participants in a meeting by means of communication shall be deemed present at the meeting of the Board of Directors.

(j)	Adopting a Resolution of the Board of Directors without Meeting

(1)	The Board of Directors may adopt resolutions without convening a Meeting, provided that all of the Directors entitled to participate in the meeting and vote thereat have agreed thereto.

(2)	In the event a resolution has been adopted as aforesaid, the Chairman of the Board of Directors, and if there is no Chairman, the Director who initiated the resolution, shall record minutes and obtain the signatures of all of the Directors, thereon or upon counterparts thereof. Those minutes shall be deemed to be minutes of the Meeting of the Board of Directors.

(k)	Defects in convening Board Meetings

(1)	A resolution adopted by a meeting of the Board of Directors may be voided upon the demand of any of the following if the pre-conditions for its convening have not been fulfilled (hereinafter: a “Defect in Convening”):

(i)	A Director who participated in the meeting provided that he objected to adopting the resolution with respect to which the defect occurred, prior to adopting the resolution.

(ii)	A Director entitled to be invited to the meeting but was not present, within a reasonable time after he was informed of the adoption of the resolution, and not later than the first meeting of the Board of Directors which took place after he became aware of the resolution.

(iii)	In the event there was a Defect in Convening with respect to notification of the place of the meeting or its time, a Director who participated in the meeting, will not be entitled to demand the cancellation of the resolution.

(2)	The Board of Directors may retroactively approve a resolution adopted at the Meeting of the Board of Directors in which there was a Defect in Convening.

23.12	Committees of the Board of Directors

(a)	The Board of Directors may constitute committees and appoint members thereto amongst the members of the Board of Directors (hereinafter: “Committees of the Board of Directors”).

(b)	Subject to the following, the Board of Directors may delegate its authority to Committees of the Board of Directors and fix the framework of the authority and the actions of the Committees of the Board of Directors.

(c)	The Board of Directors may not delegate its authority to Committees of the Board of Directors in matters specified in the Law, except for recommendations.

(d)	At least one of the External Directors will be a member of every committee that is empowered to exercise any of the powers of the Board of Directors.

(e)	A resolution adopted, or an action taken, by a Committee of the Board of Directors, with respect to a matter which has been delegated to such Committee by the Board of Directors, is deemed to be a resolution adopted or an action taken by the Board of Directors.

(f)	A Committee of the Board of Directors shall report to the Board of Directors currently with respect to its resolutions or recommendations.

(g)	The provisions applying to the Board of Directors with respect to convening meetings and the conduct thereof and voting thereat will also apply to Committees of the Board of Directors, mutatis mutandis, unless the Board of Directors has decided otherwise.

(h)	Resolutions of the Committees of the Board of Directors shall be adopted by a majority of the votes of the Directors participating in the vote.

(i)	Minutes of the Committees of the Board of Directors shall be prepared and kept in the same manner as minutes of the Board of Directors.

(j)	The Board of Directors may cancel a resolution of a Committee of the Board of Directors, and may revoke the delegation of authority, in whole or in part, to Committees of the Board of Directors, provided that any cancellation or revocation as aforesaid will not derogate from a resolution which the Company acted upon towards a third party, who is not aware of its cancellation or revocation.

23.13	Managing Committee and/or Executive Committee

The Board of Directors may convene Executive Committees and appoint its members, that may also include persons who are not Directors of the Company, and grant those Committees authority to take action.

The Board of Directors may not give an Executive Committee any authority it does not have itself, and/or authority that was empowered by the Law to the Board of Directors alone.

23.14	Miscellaneous

(a)	Actions taken by or pursuant to resolutions of the Board of Directors or by a Committee of the Board of Directors or by any person serving as a Director, shall be valid even if thereafter it became known that there was a defect in the appointment of the Directors or the aforesaid Committee or all, or part of the Directors, were unqualified, as if each of the Directors was lawfully appointed and each qualified to serve as a Director or as if the Committee had been appointed lawfully.

(b)	The General Meeting may approve any action taken by the Board of Directors or by a Committee of the Board of Directors without authority or in excess of the authority and from the time of approval, the Action shall be deemed approved as if it was authorized in advance, within the authority of the Board of Directors or a Committee of the Board of Directors, as the case may be.

24.	AUDIT COMMITTEE

24.1	General

The Board of Directors shall appoint an Audit Committee of three Directors or more, as specified by the Board of Directors, in which all of the External Directors shall be members.

The following persons may not be members of the Audit Committee:

(1)	The Chairman of the Board of Directors.

(2)	A Director employed by the Company or who provides services to the Company on a permanent basis.

(3)	A Controlling Person or his relative.

24.2	The tasks of the Audit Committee are:

(a)	To uncover and to discuss defaults in managing the business of the Company by, inter alia, consulting with the Auditor and/or with the Internal Auditor and recommend to the Board of Directors methods for their correction.

(b)	Approvals of all actions and/or transactions that the Law requires their approval by the Audit Committee.

24.3	A Director will not be present, will not participate, and will not vote at a meeting of the Audit Committee with respect to a resolution to approve an Extraordinary Transaction in which he has a Personal Interest therein, or to approve a Material Action of his or to approve his Terms of Service, except if a majority of the members of the Audit Committee have a Personal Interest in the aforesaid resolution.

24.4	Provisions applying to the Board of Directors' Committees, will apply to the Audit Committee, mutates mutandis.

24.5	Notice of Meetings of the Audit Committee in which auditing of the Financial Reports is to be discussed shall be sent to the Auditor and he may participate in that meeting.

24.6	The Internal Auditor shall be given notices for convening the Audit Committee and may participate therein

24.7	The Internal Auditor may request the Chairman of the Audit Committee to convene the Audit Committee in order to discuss a topic which he specified in his request and the Chairman of the Audit Committee shall if he deems necessary, convene the Audit Committee within a reasonable time from the time requested.

25.	THE GENERAL MANAGER

25.1	Appointment of the General Manager

The Company shall appoint one or more General Manager(s) to the Company.

25.2	Qualification for serving as a General Manager

The General Manager may also serve as a Director, but not as an External Director.

25.3	Appointment of the General Manager

The General Manager will be appointed and/or dismissed by the Board of Directors which will fix the terms of his employment, provided that, if the General Manager is also a Director, the terms of his employment require approval by the same procedure as approval of the Terms of Service of a Director.

25.4	The Duties and Authority of the General Manager

(a)	The General Manager is responsible for the management of all the current affairs of the Company within the framework of the policy fixed by the Board of Directors and subject to the instructions of the Board of Directors.

(b)	The General Manager will have management and execution authorities of the Company not delegated in these Articles or in the Law to another organ of the Company.

(c)	The General Manager is subject to the supervision of the Board of Directors.

(d)	The Board of Directors may instruct the General Manager how to act in a special matter and if the General Manager, fails to fulfill that instruction, the Board of Directors may implement that instruction in stead of the General Manager.

(e)	The General Manager will be entitled to appoint and/or dismiss an Officer who is not a Director and not a Controlling Person and to fix the terms of his employment.

(f)	The General Manager shall advise the Chairman of the Board of Directors of any extraordinary matter which is material to the Company.

In the event the Chairman of the Board of Directors is precluded from fulfilling his position, the General Manager shall advise the aforesaid to all the members of the Board of Directors.

(g)	The General Manager shall submit to the Board of Directors reports on topics at times and in the scope fixed by the Board of Directors.

(h)	The General Manager shall submit to the Chairman of the Board of Directors, at any time upon their request, reports with respect to matters pertaining to the business of the Company.

(i)	The General Manager may, with the approval of the Board of Directors, delegate his authority to another person reporting to him.

(j)	The General Manager may appoint Executive Committees and supervise their activities, with the permission and authority of the Board of Directors.

(k)	If more than one General Manager is appointed, the Board of Directors will specify the division of tasks and authority between them.

25.5	In the event the General Manager is unable to exercise his authority, the Board of Directors may appoint a Director (including, subject to the provision of the Law, the Chairman of the Board of Directors) to exercise that authority in his stead.

25.6	The Board of Directors may assume any authority delegated to the General Manager for a specific purpose or for a specific period of time.

26.	APPOINTMENT AND/OR DISMISSAL OF OFFICERS

26.1	A Director will be appointed and/or dismissed as specified in the Articles pertaining to the Board of Directors.

26.2	The General Manager and any other Officer may be appointed and/or dismissed by the Board of Directors unless the Board of Directors has delegated that authority to the General Manager.

26.3	Anr Officer, who is a Controlling Person or a Director, will be appointed and/or dismissed by the Board of Directors.

26.4	An Officer who is not a Controlling Person and is not a Director will be appointed and/or dismissed by the General Manger.

27.	INTERNAL AUDITOR

27.1	Appointment of an Internal Auditor

The Board of Directors shall appoint an Internal Auditor upon the recommendation of the Audit Committee.

27.2	Qualification to serve as an Internal Auditor

A person may be appointed as an Internal Auditor provided that all of the conditions provided in the Law are met.

27.3	The Duties and Authorities of the Internal Auditor

(a)	The Internal Auditor shall conduct the internal audit in accordance with the Law.

(b)	In administrative matters the Internal Auditor will be subject to the Chairman of the Board or to the General Manager, as such shall be determined by the Board of Directors.

(c)	The Internal Auditor shall submit an annual or periodic work program for approval by the Board of Directors, or for approval by the Audit Committee, as the Board of Directors shall prescribe, and the Board of Directors, or the Audit Committee, as the case may be, shall approve it with the changes it deems appropriate.

27.4	The Internal Auditor shall submit his report to the Chairman of the Board of Directors, to the General Manager, and to the Chairman of the Audit Committee.

27.5	Termination of the employment of the Internal Auditor

The employment of the Internal Auditor will not be terminated or suspended except as specified below:

(a)	By the resignation of the Internal Auditor.

(b)	With the consent of the Internal Auditor.

(c)	By a resolution of the Board of Directors, after hearing the position of the Audit Committee and after the Internal Auditor was given a reasonable opportunity to present his position to the Board of Directors and the Audit Committee.

The quorum for opening the Meeting of the Board of Directors whose agenda is the termination of employment of the Internal Auditor shall not be less than a majority of the members of the Board of Directors.

28.	AUDITOR

28.1	Appointment of the Auditor

(a)	The General Meeting of the Company will appoint an Auditor. The General Meeting may appoint several Auditors that will conduct the audit jointly.

(b)	An Auditor will be appointed at each Annual General Meeting and will serve in his position until the end of the Annual General Meeting thereafter or until such other later term fixed by the General Meeting provided that it will be not more than the end of the third Annual General Meeting after the General Meeting in which he was appointed. An Auditor who completed a period of appointment as aforesaid may be reappointed.

(c)	In the event the position of Auditor has become vacant and the Company does not have an additional Auditor, the Board of Directors shall convene an Extraordinary Meeting as soon as possible and the appointment of an Auditor shall be on its agenda.

28.2	The duties of an Auditor, his authority and obligations

An Auditor will audit the Financial Reports of the Company and express his opinion in accordance with the Law. The duties of the Auditor, his authority and obligations will be as prescribed by the Law.

28.3	Independence

(a)	The Auditor will be independent of the Company, both directly and indirectly.

(b)	If an audit was conducted while there were relations of dependence as fixed in the Regulations under the Law, an additional audit shall be conducted by another Auditor unless 5 (five) years have expired from the time which the said Audit has been conducted.

28.4	The Fees of the Auditor

(a)	The fees of the Auditor for the audit will be fixed by the Board of Directors. The Board of Directors will notify the Annual Meeting the fees of the Auditor.

(b)	The Company will not impose conditions with respect to payment of the fees of the Auditor that may restrict the method of carrying out his audit or make them contingent upon the result of the audit.

(c)	The fees of the Auditor for additional services to the Company will be fixed by the Board of Directors who will notify the Annual Meeting of the fees of the Auditor for such additional services.

28.5	Termination of the appointment of the Auditor

(a)	The appointment of the Auditor shall terminate as follows:

(1)	Upon the resignation of the Auditor.

(2)	Upon termination of the appointment by the General Meeting.

(b)	Resignation of the Auditor:

(1)	An Auditor may resign as Auditor of the Company by giving notice to the Company.

(2)	In the event the Auditor has resigned under circumstances which the Shareholders should have an interest therein, he will inform the Board of Directors and the Board of Directors will inform the Shareholders (i) of the reasons for the resignation of the Auditor in such detail deemed necessary by the Board of Directors, and (ii) the opinion of the Board of Directors with respect thereto.

(c)	Termination of the appointment of the Auditor by the General Meeting:

(1)	The General Meeting may, at any time, terminate the appointment of the Auditor. The opinion of the Audit Committee, after the Audit Committee has given the Auditor a reasonable opportunity to state his position, shall be presented to the General Meeting which has on its agenda the termination of the appointment of the Auditor or the non-renewal thereof.

(2)	In the event the Board of Directors became aware of the fact that the Auditor is not independent, the Company will inform the Auditor without delay that such dependence must cease immediately and if such dependence does not cease, the Board of Directors will convene, within a reasonable time, an Extraordinary Meeting, and on the agenda will be the termination of the appointment of the Auditor. A General Meeting convened as aforesaid will resolve to terminate the appointment of the Auditor provided that it may, after the Auditor’s position was presented to it, decide not to accept the recommendation of the Board of Directors for terminating the appointment, if it finds that the Auditor is independent.

(3)	The Board of Directors will afford the Auditor a reasonable opportunity to present his position to the General Meeting on which the termination or non-renewal of his appointment is on the agenda and will invite the Auditor to participate in the meeting.

29.	SECRETARY

29.1	The Board of Directors may appoint a Secretary to the Company and may dismiss that Secretary and appoint another in its stead and fix the fees and terms of service thereof.

29.2	The Secretary will prepare and conduct the minutes, documents, books of records, registers and reports which the Company must maintain and/or to safe keep and/or to submit to the Registrar of Companies, as well as fulfill such duties fixed and/or assigned to him by the Board of Directors. The Secretary of the Company may sign a document or report that must be submitted to the Registrar of Companies.

30.	RIGHTS OF SIGNATURE AND STAMP OF THE COMPANY

30.1	The Board of Directors will fix the stamp or seal of the Company.

30.2	The Board of Directors will designate the person(s) (even if he is not a Director) authorized to sign on behalf of the Company and the form of signature.

30.3	Without derogating from the aforesaid, documents and/or reports and/or notices to the Registrar of Companies may also be signed by the Secretary.

31.	FINANCIAL REPORTS

31.1	The Company will conduct books of accounts and will prepare Financial Reports according to the Law.

31.2	The Financial Reports shall be approved by the Board of Directors and shall be signed in its name.

32.	DIVIDEND AND BONUS SHARES

32.1	General

(a)	A Shareholder is entitled to a dividend and/or bonus shares, only if the Company resolved to distribute a dividend and/or bonus shares, as the case may be.

(b)	The Board of Directors will decide on the distribution of a dividend and/or of bonus shares.

(c)	A Shareholder (except a Shareholder who holds Dormant Shares, which is not a subsidiary of the Company or any other entity controlled by the Company) will be entitled to a dividend and/or bonus shares, as the case may be, if at the time the resolution for distribution of the dividend or bonus shares adopted he is a Shareholder, or he is a Shareholder at such later date fixed in such resolution (hereinafter: the “Fixed Date”..

(d)	A dividend and/or bonus shares will be distributed proportionately to the par value of each share.

(e)	Notwithstanding the aforesaid, in the event the Company has shares with different par values and/or different rights, the dividend and/or bonus shares will be distributed in accordance with the rights with respect to dividend and/or bonus shares attached to the shares.

(f)	In the event a Shareholder did not pay the Company the entire consideration for the Shares issued to him, he will be entitled to a dividend and/or bonus shares with respect to those Shares proportionately to the amount paid or credited on account of the consideration at the Fixed Date.

32.2	Distribution of dividend

The Company may distribute a dividend in accordance with the conditions established by the Law.

(b)	If a share will be jointly owned, the dividend will be paid to the joint owner whose name appears first in the Share Registry.

(c)	The Company may offset the dividend due to a Shareholder or any part thereof from a debt which such Shareholder owes on account of the shares with respect to which a dividend is paid and/or against other debts which the Shareholder owes to the Company.

32.3	Distribution of Bonus Shares

(a)	The Board of Directors may issue bonus shares provided that it is possible to convert to share capital part of the profits and/or the premium on shares and/or from any other source whatsoever included in its equity, all in accordance with the Law at an amount equal to the par value of the bonus shares.

(b)	If bonus shares will be distributed, the Company shall convert, by resolution of the Board of Directors, to share capital, part of the profits and/or the premium on shares and/or from any other source whatsoever included in its equity, all in accordance with the Law, an amount equal to the par value of the Bonus Shares.

33.	THE OFFICE

33.1	The Company must have a registered office in Israel in which any notice to the Company may be submitted (hereinafter: the “Office”).

33.2	The Company may change the address of the Office as determined by the Board of Directors.

33.3	The documents prescribed by the Law will be kept in the Office (the "Documents").

33.4	The Company may keep the Documents by electronic means provided that those entitled to review them will have an opportunity to obtain copies of the Documents. A person entitled to review a Document kept by electronic means may obtain a copy thereof for a payment determined by the Board of Directors, which will not exceed the maximum amount specified in the Regulations under the Law.

34.	THE SHAREHOLDERS REGISTER

34.1	The Company will maintain a Shareholders Register and a Substantial Shareholders Register in accordance with the Law.

34.2	The Shareholders Register shall be prima facie proof of the correctness of its contents.

34.3	The Shareholders Register will be prima facie proof with respect to the contents thereof in case of any conflict between the Shareholders Register and a Share Certificate.

35.	ADDITIONAL SHAREHOLDERS REGISTER OUTSIDE ISRAEL

The Company may maintain an additional shareholders’ register (the “Additional Register”), outside Israel, and if it maintains the Additional Register, it will record in the Shareholders’ Register the number of shares registered in the Additional Register and their numbers, if they are numbered. The Board of Directors will determine the procedures for such an additional Shareholders Register, unless other procedures are fixed in the Regulations under the Law.

36.	DIRECTORS REGISTER

36.1	The Company will maintain a Directors Register of the Directors of the Company and their Alternates, in accordance with the Law.

36.2	The Directors Register shall be open to inspection by any person.

37.	ENCUMBRANCE REGISTER

37.1	The Company will maintain an Encumbrance Register which will include:

(a)	The fixed charges with respect to each of the Company’s assets.

(b)	The floating charges on its enterprise and property.

37.2	The Encumbrance Register shall include a copy of any document creating an encumbrance and a copy of a Debenture from each Series of Debentures.

37.3	The Encumbrance Register, and a copy of any document creating an encumbrance and a copy of any Debentures aforesaid will be open for inspection free of charge by any Shareholder and any creditor.

37.4	The Encumbrance Register will be open for inspection by any person for an amount determined by the Company which will not exceed the amount specified in the Regulations under the Law.

38.	THE REGISTER OF SECURED DEBENTURES HOLDERS

38.1	The Company will maintain a Register of Debenture Holders in which the name of Debenture Holders will be entered, the amount of any Debenture, the interest, the date of payment and the encumbrance given as security for the Debenture.

38.2	The Debenture Holders Register will be kept in the Office.

38.3	The Debenture Holders Register will be open for inspection by any Shareholder and/or by any Debenture Holder except during a period, which will not exceed 30 (thirty) days each year, in accordance with a resolution of the Board of Directors, in which it will be closed.

39.	NOTICES

39.1	Notices to Shareholders

(a)	A notice or any other document (hereinafter: the “Notice”) will be delivered to a Shareholder personally or by mail or by facsimile transmission or by electronic mail to the address recorded in the Shareholders Register.

(b)	A Notice delivered personally shall be deemed received by the Shareholder upon its delivery. A Notice sent by facsimile transmission or by electronic mail shall be deemed to be received by the Shareholder on the business day following the day it was sent. A Notice sent by mail shall be deemed to be received by the Shareholder whose address is in Israel 72 hours, or if his address is overseas, 120 hours, after having been delivered to a post office in Israel.

39.2	Notices to Directors

(a)	A Notice to Directors will be submitted personally or by mail or by facsimile transmission or by electronic mail to the address recorded in the Directors Register. In special cases a Notice to the Directors may also be given orally or by phone.

(b)	Provisions of Section Article 39.1(b) above will apply also with respect with Notice to a Director, mutatis mutandis.

40.	LIQUIDATION OF THE COMPANY

In liquidating the Company, the surplus of the assets of the Company, will be distributed among the Shareholders of the Company as if it was dividend.